UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2026

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Vylor Inc.

Full Name of Registrant

Former Name if Applicable

7100 NW 62nd Avenue

Address of Principal Executive Office (Street and Number)

Johnston, Iowa 50131

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Vylor Inc. (“Vylor” or the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2026 by the prescribed due date without unreasonable effort or expense as the Company requires additional time to complete certain processes and procedures related to the required reporting resulting from the spin-off of the Company from Corteva, Inc. (“Corteva”) completed on October 1, 2026 (the “Separation”). Corteva is also unable to file its Quarterly Report on Form 10-Q due to the Separation.

The Company plans to file the Form 10-Q no later than the fifth calendar day following the prescribed due date, pursuant to Rule 12b-25(b) under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Michael Roe, Deputy General Counsel	844	895-6747
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Vylor will be treated as the “accounting spinnor” in the Separation and therefore will be the “accounting successor” to Corteva following the spin-off. Vylor’s financial statements for the quarter ending September 30, 2026 will be the consolidated interim financial statements of Corteva. Vylor anticipates its financial results for the quarter ending September 30, 2026 will differ significantly from the same period in the prior year due to changes in its expenses. Higher expenses are expected primarily from the activities required to complete the Separation and on-going investments within research and development. As a result, the Company expects a higher seasonal loss as compared to the same period in 2025.

Vylor expects to issue financial results in advance of the scheduled earnings call on November 12, 2026.

Cautionary Statement Concerning Forward Looking Statements

Vylor and its representatives may from time to time make written or oral statements that are “forward-looking” and provide other than historical information, including statements contained in this Notification of Late Filing on Form 12b-25, in Vylor’s other filings with the Securities and Exchange Commission (“SEC”), and in presentations, reports or letters to its stockholders.

In some cases, Vylor identifies these forward-looking statements by such words or phrases as “plans,” “outlook,” “will,” “is designed to,” “is confident that,” “expect,” “expects,” “should,” “could,” “may,” “will continue to,” “believe,” “believes,” “anticipates,” “predicts,” “forecasts,” “estimates,” “projects,” “potential,” “intends,” or similar expressions identifying “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including the negative of those words or phrases. Such forward-looking statements are based on Vylor’s current views and assumptions regarding future events, future business conditions and the outlook for Vylor based on currently available information. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement. Such risks and uncertainties include the Company’s business performance and the outcome and timing of litigation, including the potential consequences of any restrictions on the Company’s business and operations resulting from such. These statements are qualified by reference to the “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” sections of the Information Statement filed as Exhibit 99.1 of the Company’s Registration Statement on Form 10 (File No. 001-43376) and to similar risk factors and cautionary statements in all other reports and forms filed by Vylor with the SEC.

Vylor wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Forward-looking statements are qualified in their entirety by the above cautionary statement. Vylor specifically declines to undertake any obligation, and specifically disclaims any duty, to publicly update or revise any forward-looking statements that have been made to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events, except as may be required by law.

Vylor Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2026

By:	/s/ David P. Johnson
Name: David P. Johnson
Title: Chief Financial officer